

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 5, 2013

VIA U.S. MAIL AND FACSIMILE

Thomas E. Bisset, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001

> Re: MEMBERS Life Insurance Company
> Initial Registration Statement on Form S-1
> File No. 333-186477

Dear Mr. Bisset:

The staff has reviewed the above-referenced registration statement, which the Commission received on February 6, 2013. Based on our review, we have the following comments, which supplement our written comments dated March 12, 2013 concerning the registrant's status as an "emerging growth company" ("EGC") under the Jumpstart Our Business Startups Act ("JOBS Act"). Unless otherwise indicated, capitalized terms have the same meaning as in the registration statement.

1. General Comments/Cover

   (a) Please note that certain information required by Form S-1 is missing or to be provided by amendment. Please confirm that all missing information, including exhibits and financial information, required by Form S-1 (including Regulation S-K) is provided in a pre-effective amendment. We will review the information after the pre-effective amendment is filed on EDGAR and may have additional comments at that time. Please note that this may affect the timing of our review and any request for acceleration.

   (b) The operation of the Contract, including the Risk Control Accounts, is not entirely clear. Please revise the prospectus for clarity and adhere to the plain English principles described in rule 421 of regulation C.

   (c) Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the Contract or whether the company will be solely responsible for payment of Contract benefits.

(d) In addition to the glossary at the front of the prospectus, please confirm that all defined terms are defined the first time they are used in the prospectus.

(e) Please confirm that all defined terms are consistently capitalized in the prospectus. Some terms (*e.g.*, Credited Index Interest Rate at pp. 1 and 14) are sometimes capitalized, and sometimes not.

(f) Please specify that the annuity offered is single or joint on the outside front cover page and in the "highlights" section of the prospectus.

(g) Please provide the dealer prospectus delivery obligations legend on the outside back cover of the prospectus, as required by Item 502(b) of Regulation S-K.

(h) Please clarify the "certain entities" for which the Contract is designed, as stated in the first paragraph on the outside cover page.

(i) In the second paragraph of the outside cover page, please clarify the types of guarantees that apply to the amount allocated to each Risk Control Account (as stated on p. 11 under "Setting the Index Interest Rate Cap"). In addition, please include a bolded statement that these guarantees are subject to the Company's financial strength and claims-paying ability. Please include similar disclosure, and a similar bolded statement, in the first paragraph of the "Risk Control Accounts" section at p. 11 of the prospectus.

(j) The third paragraph of the outside cover page states that "Not all Risk Control Accounts may be available in all markets where we offer the Contract." As the Contract includes only two Risk Control Accounts, please clarify in the disclosure whether this means that the Contract may include only one Risk Control Account, or whether additional Risk Control Accounts may be added in the future.

2. Glossary (Pages 1-2)

(a) *"Contract Value" and "Credited Index Interest."* In these definitions, please clarify that the Credited Index Interest impacts the Contract Value, as stated under "Index Interest Crediting Risk" at pp. 5-6 of the prospectus.

(b) *"Adjusted Index Value."* Please clarify what the term "index value" means. If it refers to the "Initial Index Value," please so state.

(c) *"General Account."* Please clarify what the term "'insulated' separate accounts" means. If this refers to "Separate Accounts," as defined in this section, please so state.

(d) *"Good Order."* Please clarify what notice, if any, investors may receive of any change in the requirements for what constitutes "good order."

(e) *"Index."* Please clarify what may constitute a "suitable alternative index" for the S&P 500 Composite Stock Price Index. Please also include similar disclosure at p. 13 of the prospectus under "Addition or Substitution of an Index."

(f) *"Index Interest Rate Floor."* Please specify the Index Interest Rate Floors that apply to the Secure Account and the Growth Account, as stated in the "highlights" and "Risk Control Accounts" sections of the prospectus.

(g) *"Initial Index Period."* For clarity, please consider using the term "Surrender Charge Period" rather than "Initial Index Period" to describe this period, as the two are identical. Alternatively, please clarify that this period is the same as the Surrender Charge Period. In addition, please include a cross-reference to the discussion of the Surrender Charge on pp. 15-16 of the prospectus, and include corresponding disclosure in the definition of "Surrender Charge Period."

(h) *"Market Value Adjustment."* Please clarify that "MVA" refers to "Market Value Adjustment."

(i) *"Separate Account."* Please clarify that the Separate Account is not registered under the Investment Company Act of 1940. In addition, we note that the prospectus states, at p. 11 ("Risk Control Accounts") that the assets of the separate account "are subject to the claims of our general creditors." Therefore, please explain supplementally the legal basis for stating that assets equal to the reserves and contract liabilities with respect to the separate account would not be chargeable with liabilities arising out of any other business of the Company.

3. highlights (Pages 3-7)

   (a) *Allocation Options:*

      i. Please disclose the minimum Index Interest Rate Caps for the Secure Account and the Growth Account, as the prospectus should reflect all material rights and obligations of all Contract owners who purchase this product. Please also include similar disclosure in the "Risk Control Accounts" section of the prospectus at pp. 11-13 of the prospectus.

      ii. Please supplementally explain the legal basis for disclosing current Index Interest Rate Caps in Contracts rather than in the prospectus.

      iii. Please clarify, if true, that Purchase Payments can be allocated to either of the two Risk Control Accounts without restriction. If there are such restrictions, please specify what they are.

      iv. In the second paragraph, please clarify what the default allocation would be if the Contract Owner fails to specify an allocation. Please include similar disclosure under

"Rebalancing/Reallocation" at p. 4 and "automatic rebalance program" at p. 9 of the prospectus.

  v. Please disclose prominently (through bolded language or otherwise) that the Company reserves the right to eliminate or substitute a Risk Control Account, as stated in the Risk Factors. Please include similar prominent disclosure in the "Risk Control Accounts" section.

(b) *Right to Examine:* Please clarify what happens to any investments allocated by Contract Owners who subsequently reject the Contract under a right to examine provision. (That is, will negative/positive investment performance be reflected in the amount refunded to Contract Owners?) Please also clarify if such a rejection may be subject to any charges, such as MVA or the Surrender Charge.

(c) *Rebalancing/Reallocation:*

  i. The prospectus states that a Contract Owner may request a change to allocation instructions "at any time." However, since that change will not take effect until the next Contract Anniversary, this statement is potentially misleading. Please clarify, if accurate, that changes to allocations may only be made once a year. Please also revise the disclosure under "automatic rebalance program" at p. 9 accordingly.

(d) *Withdrawal Options:* In the second bullet, please clarify that you cannot make a withdrawal during the first Contract Year.

(e) *Surrender Charge:*

  i. For clarity, please place the discussion of this charge and the hardship waivers under a separate heading (for example, "Contract Fees and Charges").

  ii. Please include a brief discussion of the Change of Annuitant Endorsement Charge (described at p. 16) in this overview.

(f) *Market Value Adjustment (MVA):* Please clarify that you may lose a portion of your principal due to an MVA. *See* p. 14.

(g) *Hardship Waiver:*

  i. The prospectus states at p. 4 that the MVA will be "waived" in the event of a hardship waiver, which seems to imply that the MVA would not decrease the amount of the withdrawal. However, at p. 17, under "Waiver of Surrender Charges," the prospectus states that an MVA is not "applied" to any partial withdrawal that qualifies for such a hardship waiver, which seems to indicate that the MVA would neither decrease nor increase the amount of the withdrawal. Please clarify which statement is more accurate. In addition, please clarify whether an MVA *would* be applied to a

4

surrender that qualifies for a hardship waiver. If so, please also specify whether the MVA could increase, as well as decrease, the amount of this withdrawal.

(h) *Surrender Charge and MVA:*

    i. Please clarify how the Surrender Charge and MVA are applied if a partial withdrawal or surrender is made before an applicable Contract Anniversary. Please also include similar disclosure in the MVA and "fees and charges" section of the prospectus (pp. 14-15; 15-17).

(i) *Benefits of Your Contract:*

    i. <u>Tax Deferral</u>: Please clarify this section as the Contract may be offered on a Roth basis.

    ii. Please clarify if amounts withdrawn before a Contract Anniversary reflect any Credited Index Interest earned prior to that time.

    iii. In the "Free Annual Withdrawals" discussion, please clarify that the free withdrawals are subject to a limit of two partial withdrawals per Contract Year, as stated on pp. 4, 6 and 17 of the prospectus.

4. <u>Risk Factors (Pages 5-7)</u>

(a) *General:* For clarity, please group the final four bullet points in this section under a separate subheading, as they are not "risk factors."

(b) Please include market risk as a risk of investing in the Contract.

(c) *Liquidity Risk:*

    i. The last three sentences of this discussion (beginning, "There is a risk that interest rates will increase….") appear to describe risks other than liquidity risk. Please review and revise as necessary (for example, by separating the discussion into appropriate risk categories).

    ii. Please include language that you may delay payments for up to six months.

(d) *Risk That We May Eliminate or Substitute a Risk Control Account:*

    i. Since this discussion concerns both Accounts and Index substitution/elimination, please include the phrase "or Index" in the heading of this discussion.

    ii. The first paragraph of this discussion appears to give the Company broad rights to substitute another index for the Index. However, the second paragraph indicates that the Company will only substitute an index under certain stated circumstances. Please resolve this apparent inconsistency.

    iii. The second paragraph of this section states that "the same index will be used for each Risk Control Account for the duration of your Contract." However, the section on "Addition or Substitution of an Index" (p. 13) states that there is "no guarantee that the Index will be available during the entire time you own your Contract." Please resolve this apparent inconsistency.

    iv. The disclosure regarding the circumstances under which the Company may substitute an index appears to conflict with the section on "Addition or Substitution of an Index". In that section, the prospectus states that the Index may be substituted or eliminated if the Company is "unable to utilize" the Index. Please resolve this apparent inconsistency.

    v. Please more fully explain the effect on Contract Owners of an index change.

    vi. Please more fully explain the circumstances under which the Company may eliminate or substitute a Risk Control Account. In addition, please specify the type of notice (written or oral), if any, that Contract Owners would receive prior to the effective date of the substitution of an Account.

    vii. With respect to notification of an index change, please specify whether such notice will be in writing.

(e) *Creditor and Solvency Risk:* Please bold the second sentence in this section.

5. <u>automatic rebalance program (pp. 9-13)</u>

(a) For clarity, please consider placing the discussions relating to "Contract Value" and "Risk Control Accounts" under a separate heading, as they cover topics unrelated to the automatic rebalance program.

(b) Please clarify that this program is only in effect during the Initial Index Period.

(c) *Credited Index Interest:* Please disclose whether Contract Owners may obtain the current Credited Index Interest applicable to their Contract Value and, if so, how (*e.g*., toll-free telephone number; website; etc.)

(d) *Risk Control Accounts:* Please clarify what is meant by a "non-unitized separate account."

(e) *Growth Account/Index Interest Rate Floor for the Growth Account:* The disclosure points the reader to "appendix a" for an example, but then provides several examples below. Please revise the prospectus accordingly.

(f) *Addition or Substitution of an Index:*

    i. The disclosure that the Index may be terminated when "we are unable to utilize the Index" should be clarified. In addition, as noted above, please resolve the apparent conflict between this disclosure and similar disclosure in the discussion of "Risk Factors."

    ii. As the Contract offers a single Index and no fixed investment option, please explain where an investor's money would be held should the Index be terminated.

6. market value adjustment (pp. 14-15)

    (a) The prospectus states that "[y]ou may lose a portion of your principal due to an MVA." Please clarify if this is true for the Secure Account.

    (b) *Purpose of the MVA:* Please explain more fully how the MVA works. In particular, please clarify, if accurate, that the "fixed income investments and other investments" referred to in this section are the investments in the Risk Control Accounts.

    (c) *MVA Formula:* Please provide a plain English description of the MVA Formula including the factors that might increase or decrease the MVA.

    (d) *Market Value Adjustment Indices (p. 15, second full paragraph):*

        i. Please define this term here or in the glossary.

        ii. In the discussion of Market Value Adjustment Indices, please explain what "regulatory approval" you are referring to.

7. fees and charges/Surrender Charge (pp. 15-16): Please make it clear why an investor would choose one Initial Index Period over another.

8. access to your money (pp. 17-18): Please clarify if the Index Rate Floor or the Interest Rate Cap is pro-rated if the death of a Contract Owner occurs in the middle of a Contract Year (both during the Initial Index Period and after the Initial Index Period).

9. death benefit – Death of the Owner (p. 19): Please clarify if the Index Rate Floor or the Interest Rate Cap is pro-rated of the death of a Contract Owner occurs in the middle of a Contract Year.

10. income payments – Terms of Income Payments (p. 20): Please make it clear that the payments are based on fixed interest rates.

11. income payment options (p. 21)

    (a) Please specify what the default payment option would be if the Contract Owner fails to select an option.

(b) <u>EGC Scaled Disclosure</u>: Please explain supplementally the extent to which the financial and other disclosure in this prospectus (including, for example, executive compensation disclosure) has been reduced from that required under Form S-1 as a result of the Company's status as an EGC under the JOBS Act.

12. <u>Corporate History of the Company (p. 28)</u>: The prospectus discloses the assets of MEMBERS Life Insurance Company and its subsidiaries. It does not appear that MEMBERS Life Insurance Company has any subsidiaries. Please revise or advise.

13. <u>Important Information about the Index (p. 51)</u>: Please provide a description of the Index, including that the performance of the Index does not reflect dividends. Please also include a brief description of the Index in the highlights section of the prospectus.

14. <u>Tandy Representations</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
- the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * ** ** * * * * * * * * * * *

       Responses to these comments should be made in a letter to me filed on EDGAR and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

       Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

       If you have any questions, please call me at (202) 551-6776. My fax number is (202) 772-9285 and my email address is skeensd@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Deborah D. Skeens
Senior Counsel
Insured Investments Office